AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2003

                                                     REGISTRATION NO. 333-104919
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                       ----------------------------------


                       CANADIAN NATURAL RESOURCES LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


         ALBERTA                           1311                 NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION     (PRIMARY STANDARD          (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION) INDUSTRIAL CLASSIFICATION  IDENTIFICATION NO.,
                                       CODE NUMBER)              IF APPLICABLE)

                       ----------------------------------

      SUITE 2500, 855 - 2ND STREET, S.W., CALGARY, ALBERTA, CANADA, T2P 4J8
                                 (403) 517-6700
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                       ----------------------------------

                CT CORPORATION SYSTEM, 111 8TH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8700
          (NAME, ADDRESS AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF
                     AGENT FOR SERVICE IN THE UNITED STATES)

                       ----------------------------------

                                   COPIES TO:

    NANCY M. PENNER               EDWIN S. MAYNARD       CHRISTOPHER J. CUMMINGS
   PARLEE MCLAWS LLP      PAUL, WEISS, RIFKIND, WHARTON &  SHEARMAN & STERLING
3400 PETRO-CANADA CENTRE            GARRISON, LLP          COMMERCE COURT WEST
150 - SIXTH AVENUE, S.W.     1285 AVENUE OF THE AMERICAS    199 BAY STREET,
CALGARY, ALBERTA, CANADA      NEW YORK, N.Y. 10019-606  SUITE 4405, P.O. BOX 247
       T2P 3Y7                     (212) 373-3000       TORONTO, ONTARIO, CANADA
   (403) 294-7000                                               M5L 1E8
                                                            (416) 360-8484

                       ----------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):

A. [_] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.   [X] at some future date (check appropriate box below)

      1. [_] pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
      2. [_] pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
      3. [X] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
      4. [_] after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [X]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

================================================================================

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS


BASE SHELF PROSPECTUS

THIS SHORT FORM PROSPECTUS HAS BEEN FILED UNDER LEGISLATION IN ALBERTA THAT PERMITS CERTAIN INFORMATION ABOUT THESE SECURITIES TO BE DETERMINED AFTER THE PROSPECTUS HAS BECOME FINAL AND PERMITS THE OMISSION FROM THIS PROSPECTUS OF THAT INFORMATION. THE LEGISLATION REQUIRES THE DELIVERY TO PURCHASERS OF A PROSPECTUS SUPPLEMENT CONTAINING THIS OMITTED INFORMATION WITHIN A SPECIFIED PERIOD OF TIME AFTER AGREEING TO PURCHASE ANY OF THESE SECURITIES.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Canadian Natural Resources Limited, 2500, 855 - 2 Street S.W., Calgary, Alberta, T2P 4J8. Telephone (403) 517-6700.

                                                                     MAY 8, 2003
[LOGO OMITTED]

                       CANADIAN NATURAL RESOURCES LIMITED

                                 DEBT SECURITIES

                                 --------------

Canadian Natural Resources Limited may offer for sale from time to time, debt securities in the aggregate principal amount of up to US$2,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies during the 25 month period that this prospectus (including any amendments hereto) remains effective.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                                 --------------

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRACTICES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN ALBERTA, SOME OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MANY OF OUR ASSETS ARE LOCATED IN CANADA.

THE DEBT SECURITIES OFFERED HEREBY HAVE NOT BEEN QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA AND ARE NOT BEING AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA OR TO ANY RESIDENT OF CANADA IN CONTRAVENTION OF THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA.

                                 --------------

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

ABOUT THIS PROSPECTUS........................................................2
WHERE YOU CAN FIND MORE INFORMATION..........................................3
RESERVES INFORMATION.........................................................4
FORWARD LOOKING STATEMENTS...................................................5
DEFINITIONS..................................................................6
CANADIAN NATURAL RESOURCES LIMITED...........................................7
USE OF PROCEEDS..............................................................8
CREDIT RATINGS...............................................................8
INTEREST COVERAGE............................................................9
DESCRIPTION OF DEBT SECURITIES...............................................9
CERTAIN INCOME TAX CONSIDERATIONS...........................................24
RISK FACTORS................................................................25
PLAN OF DISTRIBUTION........................................................28
LEGAL MATTERS...............................................................29
EXPERTS.....................................................................29
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT.......................29

APPENDIX A - CANADIAN NATURAL RESOURCES LIMITED UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2002....................................................A-1


                              ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise specified or the context otherwise indicates, references to "Canadian Natural", "us", "we" or "our" mean Canadian Natural Resources Limited and its subsidiaries, including its material operating subsidiaries and, where applicable, their respective interests in partnerships and other entities. References to "Rio Alto" mean Rio Alto Exploration Ltd., its subsidiaries and its interests in partnerships and other entities at the time of the acquisition by Canadian Natural but excluding all operations and assets in which Rio Alto had an ownership interest, directly or indirectly located outside of Canada. References to "Ranger" mean Ranger Oil Limited, its subsidiaries and its interests in partnerships and other entities at the time of acquisition by Canadian Natural. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

All financial information included and incorporated by reference in this prospectus is determined using generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the shelf registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.


                       WHERE YOU CAN FIND MORE INFORMATION

We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we file reports and furnish other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. The SEC also maintains an internet site that contains reports and other information about issuers like us, that file electronically with the SEC. The site address is www.sec.gov.

Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the SEC and the ASC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the ASC under the SECURITIES ACT (Alberta):

         o our Annual Information Form dated April 14, 2003 and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002 incorporated by reference in the Annual Information Form;

         o our Information Circular dated March 28, 2003 relating to the Annual Meeting of our Shareholders to be held on May 8, 2003, excluding those portions thereof which appear under the headings "Performance Graph", "Report on Executive Compensation by the Compensation Committee" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);

         o our audited comparative consolidated financial statements as at and for the year ended December 31, 2002, together with the auditors' report thereon;

         o the audited comparative consolidated financial statements of Rio Alto Exploration Ltd. as at and for the year ended December 31, 2001, together with the auditors report thereon;

         o our base shelf prospectus dated August 16, 2002, limited to Appendix B, "Rio Alto Exploration Ltd. - Consolidated Balance Sheet and Statements of Income (Loss) and Retained Earnings and Cash Flow" and "Notes to the Consolidated Financial Statements"; and

         o our press release dated May 7, 2003, limited to those portions beginning with the heading "Management's Discussion and Analysis" on page 9 and including "Financial Statements", through to page 35 inclusive.

Any documents of the type referred to in the preceding paragraph (except prospectuses and press releases), or similar material, including an Annual Information Form filed by us, all material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus. The documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

We also incorporate by reference all future annual reports and any other information we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, unless expressly provided to the contrary in such report, until we sell all of the debt securities. These documents are available through the internet at www.sec.gov.

A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of the debt securities covered by that prospectus supplement.

ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF THIS PROSPECTUS.

Upon a new Annual Information Form and related annual financial statements being filed with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, annual financial statements and the accompanying management's discussion and analysis and any interim financial statements and the accompanying management's discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

In addition, you may obtain a copy of the Annual Information Form and other information mentioned above by writing or calling us at the following address and telephone number:

         Canadian Natural Resources Limited
         2500, 855 - 2 Street S.W.
         Calgary, Alberta
         Canada T2P 4J8
         (403) 517-6700

         Attention: Secretary

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE PROSPECTUS SUPPLEMENT.


                              RESERVES INFORMATION

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information to describe our reserves, included in the documents incorporated by reference, such as "probable" and "proved plus probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "Definitions" and "Risk Factors--There are differences in United States and Canadian practices for reporting reserves and production" in this prospectus.

In this prospectus and in any applicable prospectus supplement, we follow the Canadian practice of reporting our reserves and production using gross volumes which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

In addition, in this prospectus and in any applicable prospectus supplement, "proved reserves" are calculated in accordance with Canadian practices and use escalated prices and costs. This method is different from the method of estimating reserves of U.S. companies required by the SEC. The SEC requires that U.S. companies calculate reserves by using constant prices and costs in effect on the date of the reserve report. Proved reserves, as disclosed in our Annual Information Form incorporated by reference in this prospectus, have been calculated under both escalated and constant prices and costs.


                           FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward looking statements within the meaning of the United States Private Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

         o oil and natural gas reserve quantities and the discounted present value of future net cash flows from these reserves;

         o        the amount and nature of our capital expenditures;

         o        plans for drilling wells;

         o        prices for oil and natural gas produced;

         o timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;

         o        operating and other costs;

         o        business strategies and plans of management;

         o anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

         o the impact of general economic and business conditions in Canada, the United States and internationally which will, among other things, impact demand for and market prices of our products;

         o industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;

         o the need to obtain required approvals from regulatory authorities;

         o the marketability of oil and natural gas, including the proximity to and capacity of oil and natural gas pipelines and processing equipment;

         o        the success of exploration and development activities;

         o the timing and success of integrating the business and operations of acquired companies;

         o        uncertainty of estimates of oil and natural gas reserves;

         o impact of competition, availability and cost of seismic, drilling and other equipment;

         o operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;

         o fluctuations in foreign exchange or interest rates and stock market volatility;

         o political instability and other risks of international operations; and

         o        uncertainties inherent in attracting capital.

These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form dated April 14, 2003, which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.


                                   DEFINITIONS

In this prospectus and in any applicable prospectus supplement:

         o "Bbl", "MBbl" and "MMBbl" mean barrels, thousand barrels and million barrels, respectively;

         o "Mcf", "MMcf" and "Bcf" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively;

         o "Bbls/d", "MMcf/d" and "Boe/d" mean barrels per day, million cubic feet per day and barrels of oil equivalent per day, respectively; and

         o "Boe" means barrels of oil equivalent, based on a conversion ratio of 6 Mcf of natural gas production to one barrel of oil, "MBoe" means thousand barrels of oil equivalent and "MMBoe" means million barrels of oil equivalent.

In this prospectus and in any applicable prospectus supplement, "proved reserves" are defined in accordance with Canadian securities legislation and policies as those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

In this prospectus and in any applicable prospectus supplement, "undeveloped land" is determined in accordance with Canadian practices and refers to undrilled acreage. Net acres of undeveloped land are calculated by multiplying the total number of acres in which we have a working interest by our percentage interest in that land.


                       CANADIAN NATURAL RESOURCES LIMITED

OVERVIEW

We are a Canadian-based senior, independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil and natural gas. Our core areas of operations are in the Western Canadian Sedimentary Basin, the United Kingdom sector of the North Sea and Offshore West Africa. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8.

Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "CNQ".

OBJECTIVES AND STRATEGY

We initiate, operate and maintain a large working interest in a majority of the prospects in which we participate. Our objective is to increase cash flow and earnings through the development of our existing crude oil and natural gas properties and by the discovery and acquisition of new reserves.

Our strategy to achieve our objectives is based on maximizing operational flexibility and ensuring financial strength.

In maximizing operational flexibility, we:

         o continue to build a diversified asset base balanced among light, Pelican Lake, primary heavy and thermal heavy grades of crude oil and natural gas;

         o view our opportunities from a short, medium and long-term potential; and

         o maximize our working interest ownership and our ability to operate all of our properties in each of our core areas.

In maximizing financial strength, we:

         o recognize the need for a strong balance sheet to withstand potentially volatile commodity prices;

         o implement effective cost-control measures on all aspects of our operations; and

         o exercise a disciplined approach to funding our capital expenditure programs in order to maintain financial flexibility.

Our operating philosophy is to minimize capital and operating costs. We believe this objective is achieved by maintaining core focus regions and understanding, controlling and dominating the land base and infrastructure.

We have grown through a combination of internal growth and strategic acquisitions. We make acquisitions with a view to either entering new core regions or increasing dominance in an existing core region. The acquisition of Ranger in July 2000 complemented many of our existing Canadian production areas and also provided an entry into two new core focus areas, the United Kingdom sector of the North Sea and Offshore West Africa, principally in Angola and Cote d'Ivoire. The acquisition of Rio Alto in July 2002, provided us with a new core region in Northwest Alberta for natural gas exploration and exploitation activities. In this new core region we own approximately 2.9 million net acres of undeveloped lands which will provide additional opportunities for us to increase our production and reserves of natural gas and natural gas liquids.

We believe that a balanced asset base provides less risk when compared to an overweighted exposure to one commodity. It is the strength of our asset base and our adherence to our defined and disciplined long-term growth strategy which we believe provide opportunities for profitable growth. Our operations are centered on balanced product offerings, which together provide complementary infrastructure and balance throughout the business cycle.

Our business approach is to maintain large project inventories and production diversification among each of the commodities we produce; namely natural gas, light oil, Pelican Lake oil, primary heavy oil and thermal heavy oil. Our operations are centred on balanced product offerings, which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity sold, accounting for 49 percent of 2002 production. Virtually all of our natural gas and natural gas liquids production is located in the Canadian provinces of Alberta and British Columbia and is marketed in Canada and the United States. Light oil, representing 21 percent of 2002 production, is located principally in our North Sea and Offshore West Africa properties, with additional production in the Provinces of Saskatchewan, British Columbia and Alberta. Primary and thermal heavy oil operations in the Provinces of Alberta and Saskatchewan account for 23 percent of 2002 production. Other heavy oil, which accounts for 7 percent of 2002 production, is produced from the Pelican Lake area in central Alberta. This production, which has medium oil netback characteristics, is developed through a staged horizontal drilling program. Midstream assets, comprised of three crude oil pipelines and an electricity co-generation facility, provide cost effective infrastructure supporting the heavy and medium oil operations. We expect our ownership of oil sands leases near Fort McMurray, Alberta to provide a basis for long-term synthetic oil production growth.


                                 USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our primary areas of operations in North America, the North Sea and Offshore West Africa, which may include financing our capital expenditure program and working capital requirements in those areas. We may also use the net proceeds for the repayment of indebtedness. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

We may invest funds in short-term marketable securities.


                                 CREDIT RATINGS

Our unsecured long-term debt securities are rated "Baa1" by Moody's Investors Service, Inc. ("Moody's"), "BBB+" with a stable outlook by Standard & Poor's Corporation ("S&P") and "BBB high" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa1 are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the notes. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.


                                INTEREST COVERAGE

The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

The following coverage ratios are calculated on a consolidated basis for the twelve month period ended December 31, 2002, based on audited financial information. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus.

                                                         DECEMBER 31, 2002
                                                         -----------------

Interest coverage on long-term debt (times):
  Net earnings(1) .......................................        7.2
  Cash flow(2) ..........................................       15.3

NOTES:

(1) Interest coverage on long-term debt on an earnings basis is equal to net earnings plus income taxes and interest expense, divided by interest expense.

(2) Interest coverage on long-term debt on a cash flow basis is equal to cash flow plus current income taxes and interest expense, divided by interest expense.

The pro forma net earnings coverage ratio for the year ended December 31, 2002 after giving effect to the acquisition of Rio Alto would be 5.5. The pro forma earnings coverage ratio does not purport to be indicative of the actual earnings coverage ratio that would have occurred if the acquisition of Rio Alto had actually occurred on January 1, 2002, nor to be indicative of earnings coverage ratios for any future periods. See our unaudited pro forma consolidated statement of earnings attached as Appendix A to this prospectus.

Under U.S. GAAP, our preferred securities would be included as a non-current liability rather than shareholders' equity and preferred securities dividends would be included as interest expense rather than charges against shareholders' equity. Accordingly, under U.S. GAAP, the net earnings coverage ratio for the year ended December 31, 2002 and the pro forma net earnings coverage ratio for the year ended December 31, 2002 would be 6.8 and 5.2, respectively, and the cash flow coverage ratio for the year ended December 31, 2002 would be 14.4.


                         DESCRIPTION OF DEBT SECURITIES

In this section, "we", "us", "our" or "Canadian Natural" refers only to Canadian Natural Resources Limited without its subsidiaries or interest in partnerships and other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus.

The debt securities will be issued under a trust indenture (the "Indenture") dated July 24, 2001 between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified in its entirety by the reference to the Indenture. References in parentheses are to section numbers in the Indenture.

GENERAL

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000 or the equivalent. The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount. (Section 3.1)

The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

         (a)      the title of the debt securities of such series;

         (b) any limit on the aggregate principal amount of the debt securities of such series;

         (c) the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

         (d) the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

         (e) if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

         (f) if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

         (g) whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

         (h) the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

         (i) each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

         (j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

         (k) any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

         (l) any applicable Canadian and U.S. federal income tax consequences;

         (m) whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

         (n) any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

         (o)      any other terms of the debt securities of such series.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

RANKING AND OTHER INDEBTEDNESS

The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank PARI PASSU with all our other unsecured and unsubordinated debt from time to time outstanding and PARI PASSU with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Certain of our subsidiaries, CNR International (U.K.) Limited, CNR International (U.K.) Investments Limited and CNR International (U.K.) Developments Limited (collectively, the "UK Subsidiaries") and a U.S. subsidiary, Ranger Oil Company, have guaranteed US$223 million of our notes issued in the United States, consisting of US$143 million in senior notes and US$80 million in subordinated notes (collectively, the "Ranger U.S. Private Notes") which became our direct obligations upon our amalgamation with Ranger Oil Limited on October 1, 2000.

Until our indebtedness that has been guaranteed by the subsidiaries has been repaid or until the guarantees have been removed, the Ranger U.S. Private Notes will continue to rank structurally senior, with respect to the assets of the UK Subsidiaries and Ranger Oil Company, to all debt securities issued under the Indenture. See "Risk Factors - The debt securities will be structurally subordinate to any indebtedness of our subsidiaries".

REGISTERED GLOBAL SECURITIES

Unless otherwise indicated in a prospectus supplement, a series of debt securities will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository. (Section 3.5)

The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in its sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series. (Section 3.5)

DEBT SECURITIES IN DEFINITIVE FORM

If indicated in an applicable prospectus supplement, the debt securities may be issued in definitive form without coupons. (Section 3.1) Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.5)

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on debt securities in definitive form will be made at the office or agency of the Trustee at One Liberty Plaza, New York, New York 10006, except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1, 3.7 and 9.1)

NEGATIVE PLEDGE

The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture. (Section 9.1)

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term "CAPITAL LEASE OBLIGATION" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

         (a) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (and for greater certainty does not include deferred foreign exchange gains or losses on long-term monetary items); and

         (c) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent quarterly balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

The term "CURRENT ASSETS" means current assets as determined in accordance with GAAP.

The term "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

         (a) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         (b) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         (c) commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.


The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

The term "INDEBTEDNESS" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

The term "PERMITTED ENCUMBRANCES" means any of the following:

         (a) any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

         (b) any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gassification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

         (c) (i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

         (d) any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

         (e) any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

         (f) any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

         (g) any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

         (h) any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the

                  Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and
                  (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

         (i) any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

         (j) any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

         (k) any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

         (l) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

         (m) any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

The term "PERSON" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term "PURCHASE MONEY OBLIGATION" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

The term "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

The term "SECURITY INTEREST" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

The term "SHAREHOLDERS' EQUITY" means, with respect to any Person, at any date, the aggregate of the Dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person's most recent annual consolidated balance sheet.

The term "SIGNIFICANT SUBSIDIARY" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

The term "SUBSIDIARY" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

The term "VOTING SHARES" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

EVENTS OF DEFAULT

The occurrence of any of the following events with respect to the debt securities of any series will constitute an "Event of Default" with respect to the debt securities of that series:

         (a) default by Canadian Natural in payment of all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

         (b) default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

         (c) default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

         (d) default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

         (e) default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

         (f) certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

         (g) the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

         (h) any other Event of Default provided with respect to debt securities of that series. (Section 5.1)

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. (Section 5.2)

Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and
(b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Section 5.3)

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. (Section 6.2) Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series. (Section 5.13)

The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. (Section 5.8) However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. (Section 5.9) The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.2)

The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series. (Section 6.14)

CONSOLIDATION, MERGER, AMALGAMATION AND SALE OF ASSETS

Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (Section 7.1)

ADDITIONAL AMOUNTS

Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

                  (i) with which Canadian Natural does not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

                  (ii) which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

                  (iii) which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

Canadian Natural will also:

                  (i)      make such withholding or deduction; and

                  (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Canadian Natural.

Canadian Natural will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

                  (i) any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

                  (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

                  (iii) any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Canadian Taxes on such Holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (Section 9.8)

TAX REDEMPTION

The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus. (Section 10.8)

MODIFICATION AND WAIVER

The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities,
(e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities. (Section 8.1)

The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security,
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable,
(h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to Section 3.1, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture. (Section 8.2)

Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected. (Section 5.14)

DEFEASANCE AND COVENANT DEFEASANCE

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. (Sections 12.2 and 12.4) Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). (Section 12.4) In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year.
(Section 4.1)

The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. (Sections 12.3 and 12.4) Canadian Natural's other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). (Section 12.4)

In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series and the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default. However, Canadian Natural would remain liable for this deficiency.

PROVISION OF FINANCIAL INFORMATION

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee (i) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F or Form 40-F as applicable (or any successor form) and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX Inc., whether nor not we have any or our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP. (Section 9.3)

RESIGNATION OF TRUSTEE

The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. (Section 6.10) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 6.11), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

PAYMENT AND PAYING AGENTS

Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest. (Section 3.7)

Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

CONSENT TO SERVICE AND JURISDICTION

We have designated CT Corporation System, 111-8th Avenue, 13th Floor, New York, New York 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and that Canadian Natural has irrevocably submitted to the jurisdiction of such courts. (Section 1.18)

GOVERNING LAW

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 1.12)

ENFORCEABILITY OF JUDGMENTS

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been informed by Parlee McLaws LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in PERSONAM of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to enforceability of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the debt securities), (ii) the judgment debtor was properly served in connection with any action leading to such judgment, (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and enforcement thereof will not be contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada), (iv) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including any other rule of law, whether equitable, legal or statutory, bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta, (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta, (vi) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the CRIMINAL CODE (Canada) and (vii) the action to enforce such judgment is commenced within the appropriate limitation periods, except that any court in the Province of Alberta may only give judgment in Canadian dollars. We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.


                        CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.


                                  RISK FACTORS

PROSPECTIVE PURCHASERS OF THE DEBT SECURITIES SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE DEBT SECURITIES IN THIS OFFERING.

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

Our financial condition will be substantially dependent on, and highly sensitive to, the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on our operations and financial condition and the value and amount of our reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond our control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, the condition of the Canadian, United States and Asian economies, government regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by us will be affected primarily in North America by supply and demand, weather conditions and prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or resulting unutilized long-term transportation commitments, all of which could have a material adverse effect on our revenues, profitability and cash flows.

We conduct an annual assessment of the carrying value of our assets in accordance with Canadian generally accepted accounting principles. If oil and natural gas prices decline, the carrying value of our assets could be subject to downward revisions, and our earnings could be adversely affected.

Approximately 23 percent of our 2002 production on a Boe basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. Future differentials are uncertain and any increase in the heavy oil differentials could have a material adverse effect on our business.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH WE OPERATE AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United States, United Kingdom, European Union and other federal, provincial, state and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties. The costs of complying with environmental legislation in the future may have a material adverse effect on our financial condition or results of operations.

We anticipate that changes in environmental legislation may require, among other things, reductions in emissions to the air from our operations which may result in increased capital expenditures. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM CURRENT LEVELS.

Our future oil and natural gas reserves and production, and therefore our cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without additions to our reserves through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent our cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired. In addition, we may be unable to find and develop or acquire additional reserves to replace our oil and natural gas production at acceptable costs.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

The energy industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the construction and operation of crude oil and natural gas pipelines and facilities, the acquisition of oil and natural gas interests and the transportation and marketing of crude oil, natural gas, natural gas liquids and electricity. We will compete not only among participants in the energy industry, but also between petroleum products and other energy sources. Our competitors will include integrated oil and natural gas companies and numerous other senior oil and natural gas companies, some of which may have greater financial and other resources than us.

WE ARE SUBJECT TO A NUMBER OF BUSINESS RISKS THAT COULD AFFECT OUR RESULTS OF OPERATIONS.

Other business risks include operational risks, the cost of capital available to fund exploration and development programs, regulatory issues and taxation and the requirements of new environmental laws and regulations. Exploring for, producing and transporting petroleum substances involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow-outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage and interruption of operations. Our liability, property and business interruption insurance may not provide adequate coverage in certain unforeseen circumstances.

OUR OWNERSHIP INTERESTS IN FOREIGN OIL AND NATURAL GAS PROPERTIES INVOLVE A NUMBER OF RISKS AND COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our foreign investments involve risks typically associated with investments in developing countries such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in the United States or Canada.

Our private ownership of oil and natural gas properties in Canada differs distinctly from our ownership interests in foreign oil and natural gas properties. In some foreign countries in which we do and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations outside of Canada may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of oil and natural gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different than such changes would affect estimates for Canadian properties. Agreements covering foreign oil and natural gas operations also frequently contain provisions obligating us to spend specified amounts on exploration and development or to perform certain operations, or forfeit all or a portion of the acreage subject to the contract.

OUR OIL AND NATURAL GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve information set forth and incorporated by reference in this prospectus is our estimate. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

THERE ARE DIFFERENCES IN UNITED STATES AND CANADIAN PRACTICES FOR REPORTING RESERVES AND PRODUCTION.

We report our production and reserve quantities in accordance with Canadian practices. These practices are different than the practices used to report production and reserve estimates in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

         o we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production and reserve volumes are reported after deduction of these amounts.

         o we follow the Canadian practice of using escalating prices and costs when we estimate the quantities of our reserves. In the United States, reserve estimates are calculated using prices and costs held constant at amounts in effect at the date of the reserve report.

         o we incorporate in this prospectus filings made with Canadian securities authorities that include estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

THE DEBT SECURITIES WILL BE STRUCTURALLY SUBORDINATED TO ANY INDEBTEDNESS OF OUR SUBSIDIARIES.

We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in one or more corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of Debt Securities--Ranking and Other Indebtedness".


                              PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.


                                  LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, the validity of the debt securities will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Parlee McLaws LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.


                                     EXPERTS

Our consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as stated in their report incorporated by reference in this prospectus. The consolidated balance sheets of Rio Alto Exploration Ltd. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flow for the years ended December 31, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as stated in their report incorporated by reference in this prospectus.

The information relating to our proved and probable reserves incorporated by reference in this prospectus has been compiled by us based on a report prepared by independent petroleum engineering consultants retained by us as to 89 percent of our reserves and our own evaluation. A report estimating our proved and probable reserves was obtained from Sproule Associates Limited. The report dated February 12, 2003 was made for the year ended December 31, 2002.

We are advised that, as of the date hereof, none of the directors and officers of Sproule Associates Limited beneficially own, directly or indirectly, any of our outstanding securities.


              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

         o the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus to the extent not previously filed with the SEC;

         o the consents of our accountants PricewaterhouseCoopers LLP and the accountants of Rio Alto Exploration Ltd.,
                  PricewaterhouseCoopers LLP;

         o        the consent of our counsel Parlee McLaws LLP;

         o the consent of our independent petroleum consultants Sproule Associates Limited;

         o        powers of attorney from directors and officers of Canadian
                  Natural;

         o        the trust indenture relating to the debt securities;

         o        statement of eligibility of the trustee on Form T-1;

         o        interest coverage ratios; and

         o the appointment of agent for service of process and undertaking on Form F-X.

                                   APPENDIX A

                       CANADIAN NATURAL RESOURCES LIMITED
              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                               COMPILATION REPORT



To the Directors of Canadian Natural Resources Limited.


We have reviewed, as to compilation only, the accompanying unaudited PRO FORMA consolidated statements of earnings and cash flow from operations of Canadian Natural Resources Limited (the "Corporation") for the year ended December 31, 2002 which has been prepared for inclusion in this shelf prospectus of the Corporation. In our opinion, the unaudited PRO FORMA consolidated statements of earnings and cash flow from operations have been properly compiled to give effect to the acquisition by the Corporation of Rio Alto Exploration Ltd. and the assumptions described in the notes thereto. These financial statements are the responsibility of the Corporation's management.



/s/ PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta, Canada
May 1, 2003



     COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND
                        UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of PRO FORMA financial statements. United States standards do not provide for the expression of an opinion on the compilation of PRO FORMA financial statements. To report in conformity with United States standards on the reasonableness of PRO FORMA adjustments and their application to the PRO FORMA financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express an opinion with respect to the compilation of the accompanying unaudited PRO FORMA consolidated statements of earnings and cash flow from operations.



/s/ PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta Canada
May 1, 2003

                                               CANADIAN NATURAL RESOURCES LIMITED
                                     UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                                              FOR THE YEAR ENDED DECEMBER 31, 2002
                                                 (millions of Canadian dollars)

                                                      CANADIAN NATURAL          RIO ALTO
                                                          RESOURCES           EXPLORATION        PRO FORMA       PRO FORMA
                                                           LIMITED                LTD.          ADJUSTMENTS    CONSOLIDATED
                                                    ---------------------------------------------------------------------------
                                                         YEAR ENDED         SIX MONTHS ENDED     (NOTE 2)
                                                      DECEMBER 31, 2002      JUNE 30, 2002

REVENUE                                                    4,083.2                 363.3             (37.4)       4,409.1
Less:  royalties                                            (600.3)                (91.3)             14.1         (677.5)
                                                    ---------------------------------------------------------------------------
                                                           3,482.9                 272.0             (23.3)       3,731.6
                                                    ---------------------------------------------------------------------------
EXPENSES
Production                                                   933.9                  57.6              (7.6)         983.9
Depletion, depreciation and amortization                   1,314.2                 176.6              55.7        1,546.5
Administration                                                61.3                  35.5             (21.6)          75.2
Interest                                                     158.9                  20.6              20.3          199.8
Foreign exchange (gain) loss                                 (31.7)                  0.2              (4.7)         (36.2)
                                                    ---------------------------------------------------------------------------
                                                    ---------------------------------------------------------------------------
                                                           2,436.6                 290.5              42.1        2,769.2
                                                    ---------------------------------------------------------------------------
EARNINGS BEFORE TAXES                                      1,046.3                 (18.5)            (65.4)         962.4
Taxes other than income tax                                   62.9                                                   62.9
Current income tax (recovery)                                  7.6                  (5.1)                             2.5
Future income tax (recovery)                                 401.0                  (1.3)            (29.1)         370.6
                                                    ---------------------------------------------------------------------------
NET EARNINGS                                                 574.8                 (12.1)            (36.3)         526.4
Dividend on preferred securities                              (6.0)                                                  (6.0)
Revaluation of preferred securities                            1.0                                                    1.0
                                                    ---------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS             569.8                 (12.1)            (36.3)         521.4
                                                    ===========================================================================

                                               CANADIAN NATURAL RESOURCES LIMITED
                             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS
                                              FOR THE YEAR ENDED DECEMBER 31, 2002
                                                 (millions of Canadian dollars)

                                                             CANADIAN NATURAL       RIO ALTO
                                                                 RESOURCES         EXPLORATION      PRO FORMA       PRO FORMA
                                                                  LIMITED             LTD.         ADJUSTMENTS    CONSOLIDATED
                                                           ----------------------------------------------------------------------
                                                                                   SIX MONTHS       (NOTE 2)
                                                                YEAR ENDED       ENDED JUNE 30,
                                                             DECEMBER 31, 2002        2002

OPERATING ACTIVITIES
Net earnings                                                         574.8             (12.1)          (36.3)          526.4
Non-cash items
   Depletion, depreciation and amortization                        1,314.2             176.6            55.7         1,546.5
   Unrealized foreign exchange loss                                  (35.1)              0.2              --           (34.9)
   Deferred petroleum revenue tax (recovery)                           9.5                --              --             9.5
   Future income tax (recovery)                                      401.0              (1.3)          (29.1)          370.6
                                                           ----------------------------------------------------------------------

Cash flow provided from operations                                 2,264.4             163.4            (9.7)        2,418.1
Deferred charges                                                     (84.1)               --              --           (84.1)
Net change in non-cash working capital                              (156.9)             48.8            30.6           (77.5)
                                                           ----------------------------------------------------------------------
                                                                   2,023.4             212.2            20.9         2,256.5
                                                           ----------------------------------------------------------------------

                       CANADIAN NATURAL RESOURCES LIMITED
       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                (tabular amounts in millions of Canadian dollars)
                                   (unaudited)


1.       BASIS OF PRESENTATION

         These PRO FORMA consolidated financial statements have been prepared by management for inclusion in the base shelf prospectus in accordance with generally accepted accounting principles in Canada.

         The PRO FORMA consolidated financial statements have been prepared from:

         (a) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2002, which include the results of Rio Alto Exploration Ltd. ("Rio Alto") from July 1, 2002, the date of the acquisition; and

         (b) the unaudited interim consolidated financial statements of Rio Alto as at and for the six months ended June 30, 2002.

         The PRO FORMA consolidated statements of earnings and cash flow from operations give effect to the transaction as if it had occurred at the beginning of the period.

         The PRO FORMA consolidated statement of earnings and cash flow from operations are not necessarily indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results of operations that may be obtained in the future. In preparing the PRO FORMA consolidated statement of earnings and cash flow from operations, no adjustments have been made to reflect the operating synergies, general and administrative cost savings or tax benefits expected to result from the combination of the corporation and Rio Alto.

         The PRO FORMA consolidated statement of earnings and cash flow from operations should be read in conjunction with the unaudited interim consolidated financial statements of Rio Alto for the six months ended June 30, 2002 and the audited consolidated financial statements of the Corporation for the year ended December 31, 2002.

2.       PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

         The PRO FORMA consolidated financial statements include the following adjustments and assumptions:

         (a) The Corporation paid cash of $850.0 million and issued 10,008,218 common shares with an attributed value of $522.4 million to acquire all of the issued and outstanding common shares of Rio Alto by way of a plan of arrangement (the "Plan of Arrangement"). Rio Alto was engaged in the exploration for and production of oil and natural gas in western Canada and South America. Under the Plan of Arrangement, subsidiaries of Rio Alto which held South American properties were sold to a new company, Rio Alto Resources International Inc. ("Rio Alto International"), and each shareholder of Rio Alto received one share of Rio Alto International per Rio Alto common share held.

                  The acquisition was accounted for based on the purchase method. Results of Rio Alto are consolidated with the results of the Corporation effective July 1, 2002. The allocation of the purchase price to assets acquired and liabilities assumed based on their fair values is set out in the following table:

                                                                 JULY 1, 2002
                                                                 ------------

                  Purchase price:
                    Cash consideration                            $     850.0
                    Share consideration                                 522.4
                    Cash acquired                                        (6.8)
                    Non-cash working capital deficit assumed             91.3
                    Long-term debt assumed                              936.3
                                                                  ------------
                  Total purchase price                            $   2,393.2
                                                                  ============

                  Purchase price allocated as follows:
                    Property, plant and equipment                 $   3,411.8
                    Future site restoration                             (43.5)
                    Future income tax                                  (975.1)
                                                                  -------------
                                                                  $   2,393.2
                                                                  =============

         (b) The PRO FORMA consolidated statement of earnings and cash flow from operations reflect only the North American operations of Rio Alto. Revenues, royalties, production expense, depletion, depreciation and amortization, administration, foreign exchange, interest and future income tax expense have been adjusted.

         (c) Depletion, depreciation and amortization has been adjusted to reflect the PRO FORMA value of the property, plant and equipment at the assumed acquisition date.

         (d) Administration expense for the six months ended December 31, 2002 has been reduced by $20.9 million to reflect one-time transaction costs that were incurred in Rio Alto as a result of its acquisition by the Corporation.

         (e) Interest expense has been adjusted to reflect the additional debt incurred as a result of the acquisition.

         (f) Royalties have been adjusted to reflect that the Alberta Royalty Tax Credit would have been lower by approximately $0.3 million for the year ended December 31, 2002, if the Corporation and Rio Alto had been associated throughout the period.

         (g) Future income tax expense has been adjusted for the impact of the above items that affect current period earnings.

3.       NET EARNINGS AND CASH FLOW FROM OPERATIONS PER COMMON SHARE

         PRO FORMA net earnings per common share attributable to common shareholders and PRO FORMA cash flow from operations per common share attributable to common shareholders have been calculated using the weighted average number of the Corporation's common shares outstanding during the period plus the additional common shares of the Corporation to be issued as part of the acquisition as if the additional common shares were outstanding throughout the period.

                                                                                         YEAR ENDED DECEMBER 31, 2002
                                                                                -----------------------------------------------
                                                                                CANADIAN
                                                                                 NATURAL
                                                                                RESOURCES         PRO FORMA          PRO FORMA
                                                                                 LIMITED         ADJUSTMENTS       CONSOLIDATED
                                                                                ---------        -----------       ------------
        Common shares, issued and outstanding (thousands)                         133,776                              133,776

        Weighted average common shares outstanding (thousands)
             Basic                                                                127,883             4,963            132,846
             Diluted                                                              133,308             4,963            138,271

        Net earnings per common share attributable to common shareholders
             basic                                                                   $4.46                               $3.92
             diluted                                                                 $4.31                               $3.81

        Cash flow from operations per common share attributable to common shareholders
             basic                                                                  $17.63                              $18.12
             diluted                                                                $16.99                              $17.49

                                     PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

INDEMNIFICATION

         Under the BUSINESS CORPORATIONS ACT (ALBERTA) (the "ABCA"), the Registrant may indemnify a present or former director or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of the Registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

         The by-laws of the Registrant provide that, subject to the limitations contained in the ABCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs, executors, administrators and other legal representatives, to the fullest extent which may from time to time be permitted by the ABCA, from and against, (a) all costs, charges and expenses that he incurs in respect of any civil, criminal or administrative action or proceeding that is proposed or commenced against him by reason of being or having been a director or officer of the Registrant, and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Registrant, except in respect of an action by or on behalf of the Registrant, or such body corporate, to procure a judgment in its favor.

         The by-laws of the Registrant provide that the Registrant may, subject to the limitations contained in the ABCA, purchase and maintain insurance for the benefit of any director or officer as such against any liability incurred by him in his capacity as a director or officer of the Registrant or as a director or officer of any body corporate where he acts or acted in that capacity at the Registrant's request. The Registrant has not purchased any director and officer liability insurance from a third party but rather self-insures against any such liabilities.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1 The Annual Information Form of the Registrant, dated April 14, 2003, for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17,
                  2003).

4.2 The Information Circular of the Registrant, dated March 28, 2003, issued in connection with the Annual Meeting of Shareholders of the Registrant to be held on May 8, 2003, excluding those portions which appear under the headings "Performance Graph," "Report on Executive Compensation by the Compensation Committee" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this Registration Statement on Form F-9) (incorporated by reference to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on April 17, 2003).

4.3 "Management's Discussion and Analysis" of the Registrant for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17, 2003).

4.4 The annual audited comparative consolidated financial statements of the Registrant, together with the notes thereto and Auditors' Report thereon, as at and for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17, 2003).

4.5 The annual audited comparative consolidated financial statements of Rio Alto Exploration Ltd., together with the notes thereto and Auditors' Report thereon, as at and for the fiscal year ended December 31, 2001 (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

4.6 The Base Shelf Prospectus of the Registrant, dated as of August 16, 2002, limited to Appendix B, "Rio Alto Exploration Ltd. - Consolidated Balance Sheet and Statements of Income
                  (Loss) and Retained Earnings and Cash Flow" and "Notes to the Consolidated Financial Statements" (incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 16, 2002).

4.7 The Press Release of the Registrant, dated May 7, 2003, limited to those portions beginning with the heading "Management's Discussion and Analysis" on page 9 and including "Financial Statements" through to page 35 inclusive (incorporated by reference to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on May 8, 2003).

5.1               Consent of PricewaterhouseCoopers LLP.

5.2               Consent of PricewaterhouseCoopers LLP.

5.3               Consent of Parlee McLaws LLP.

5.4               Consent of Sproule Associates Limited.

6.1*              Powers of Attorney.

7.1 Indenture dated as of July 24, 2001, between the Registrant and The Bank of Nova Scotia Trust Company New York, as Trustee (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

7.2 Statement of Eligibility of the Trustee of Form T-1 (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

9.1*              Interest Coverage calculations as at December 31, 2002.

================================================================================
*    Previously filed.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                      III-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on May 8, 2003.

                                   CANADIAN NATURAL RESOURCES LIMITED


                                   By:  /s/ John G. Langille
                                        ---------------------------------------
                                        John G. Langille
                                        President


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                           CAPACITY                    DATE
---------                           --------                    ----

              *                     Chairman and Director       May 8, 2003
-----------------------------
Allan P. Markin


              *                     Senior Vice-President,      May 8, 2003
-----------------------------       Finance (Principal
Douglas A. Proll                    Financial Officer and
                                    Principal Accounting
                                    Officer)


              *                     Director                    May 8, 2003
-----------------------------
James T. Grenon


                                    Director
-----------------------------
N. Murray Edwards


              *                     President and Director      May 8, 2003
-----------------------------       (Principal Executive
John G. Langille                    Officer)


                                      III-2

SIGNATURE                           CAPACITY                    DATE
---------                           --------                    ----


                                    Director
-----------------------------
Keith A. J. MacPhail


              *                     Director                    May 8, 2003
-----------------------------
James S. Palmer


              *                     Director                    May 8, 2003
-----------------------------
Eldon R. Smith, M.D.


              *                     Director                    May 8, 2003
-----------------------------
David A. Tuer


                                    Director
-----------------------------
Gordon D. Giffin


*By:  /s/ John G. Langille
      -----------------------
      John G. Langille
      Attorney-in-fact


                            AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Canadian Natural Resources Limited in the United States, on May 8, 2003.

                                   CANNAT ENERGY INC.


                                   By:  /s/ John G. Langille
                                        ---------------------------------------
                                        President


                                      III-3

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1 The Annual Information Form of the Registrant, dated April 14, 2003, for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17,
                  2003).

4.2 The Information Circular of the Registrant, dated March 28, 2003, issued in connection with the Annual Meeting of Shareholders of the Registrant to be held on May 8, 2003, excluding those portions which appear under the headings "Performance Graph," "Report on Executive Compensation by the Compensation Committee" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this Registration Statement on Form F-9) (incorporated by reference to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on April 17, 2003).

4.3 "Management's Discussion and Analysis" of the Registrant for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17, 2003).

4.4 The annual audited comparative consolidated financial statements of the Registrant, together with the notes thereto and Auditors' Report thereon, as at and for the fiscal year ended December 31, 2002 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 17, 2003).

4.5 The annual audited comparative consolidated financial statements of Rio Alto Exploration Ltd., together with the notes thereto and Auditors' Report thereon, as at and for the fiscal year ended December 31, 2001 (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

4.6 The Base Shelf Prospectus of the Registrant, dated as of August 16, 2002, limited to Appendix B, "Rio Alto Exploration Ltd. - Consolidated Balance Sheet and Statements of Income
                  (Loss) and Retained Earnings and Cash Flow" and "Notes to the Consolidated Financial Statements" (incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 16, 2002).

4.7 The Press Release of the Registrant, dated May 7, 2003, limited to those portions beginning with the heading "Management's Discussion and Analysis" on page 9 and including "Financial Statements" through to page 35 inclusive (incorporated by reference to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on May 8, 2003).

5.1               Consent of PricewaterhouseCoopers LLP.

5.2               Consent of PricewaterhouseCoopers LLP.

5.3               Consent of Parlee McLaws LLP.

5.4               Consent of Sproule Associates Limited.

6.1*              Powers of Attorney.

7.1 Indenture dated as of July 24, 2001, between the Registrant and The Bank of Nova Scotia Trust Company New York, as Trustee (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

7.2 Statement of Eligibility of the Trustee of Form T-1 (incorporated by reference to the Registrant's Registration Statement on Form F-9, as filed with the Securities and Exchange Commission on August 12, 2002).

9.1*              Interest Coverage calculations as at December 31, 2002.


================================================================================

*    Previously filed.